Northeast Utilities					Exhibit 12
Ratio of Earnings to Fixed Charges

(Thousands of Dollars)
	For the Years Ended December 31,
	2012 (a)	2011	2010	2009	2008
Earnings, as defined:
Net income	$533,077	$400,513	$394,107	$335,592	$266,387
Income tax expense	274,926	170,953	210,409	179,947	105,661
Equity in earnings of regional nuclear
generating and transmission companies	(1,154)	(671)	(1,429)	(1,762)	(1,637)
Dividends received from regional equity investees	733	940	1,488	3,794	1,017
Fixed charges, as below	353,616	275,948	263,393	296,764	304,374
Less: Interest capitalized (including AFUDC)	(5,261)	(11,758)	(10,165)	(5,929)	(17,797)
Preferred dividend security requirements of
consolidated subsidiaries	(11,715)	(9,265)	(10,170)	(9,265)	(9,265)
Total earnings, as defined	$1,144,222	$826,660	$847,633	$799,141	$648,740

Fixed charges, as defined:
Interest on long-term debt (b)	$316,987	$231,630	$231,089	$224,712	$193,883
Interest on rate reduction bonds	6,168	8,611	20,573	36,524	50,231
Other interest (c)	6,790	10,184	(14,371)	12,401	25,031
Rental interest factor	6,695	4,500	5,767	7,933	8,167
Preferred dividend security requirements of
consolidated subsidiaries	11,715	9,265	10,170	9,265	9,265
Interest capitalized (including AFUDC)	5,261	11,758	10,165	5,929	17,797
Total fixed charges, as defined	$353,616	$275,948	$263,393	$296,764	$304,374

Ratio of Earnings to Fixed Charges	3.24	3.00	3.22	2.69	2.13

(a) The 2012 results include the operations of NSTAR from the date of the merger, April 10, 2012, through December 31, 2012.

(b) Interest on long-term debt includes amortized premiums, discounts and capitalized expenses related to indebtedness.

(c) For all years presented, other interest includes interest related to accounting for uncertain tax positions.